Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

FAQs: Capella Merging with Strayer

This tool was created to address employee and faculty questions regarding the October 30, 2017, announcement about Capella merging with Strayer.

General

Impact to Learners

Impact to Capella Employees and Faculty

Impact to Capella Executive Leadership & Operations

Merger Details

About Strayer

Miscellaneous

GENERAL

1.	Why is Capella Education Company merging with Strayer Education, Inc?

•	This is the right thing to do for our learners. The combined expertise, capabilities and investment capacity of Capella Education Company and Strayer Education, Inc. together will allow us to provide support and opportunities for learners in ways we never could do separately.

•	Joining forces with Strayer will strengthen our future and secure our ability to deliver on our mission.

•	We believe that creating a best-in-class company devoted to innovation, integrity and outcomes is the right thing to do for both learners and shareholders.

•	Most importantly, we believe the Strayer team shares a similar set of values with us. We are both built on a foundation of integrity, innovation and outcomes. We will not sacrifice on these foundational values and we will not hesitate to make bold choices that are in the interest of our future and our ability to deliver on our mission.

2.	Does this mean the Capella University and Strayer University are merging too?

•	No. We will continue to operate Capella University and Strayer University as separate, independent universities. It is very important to be clear that Capella University is NOT merging with Strayer University.

•	Capella University will remain headquartered in Minneapolis. Dick Senese will remain president of Capella University, our academic leadership will remain unchanged and University President Dick Senese will continue reporting to Andy Watt.

•	Capella University will still be accredited by the Higher Learning Commission and governed by the Capella University Board of Directors.

3.	Why does this merger make sense?

•	This merger is a combination of complementary strengths. We bring a graduate focus, deep expertise in competency-based education and assessment and a track-record of improving student success. Strayer brings an undergraduate focus, deep expertise in video/simulation/content creation, on-ground presence and close relationships with employers.

•	By combining parent companies, we will be able to increase investments in innovation which will lead to greater affordability and improved outcomes, claim a leadership position in adult education, and improve our returns to shareholders. In addition, there will be an influx of resources into innovation at each university, with the sharing of capabilities described above.

•	While the two universities will continue to operate as independent and separately accredited institutions, we will now be part of the same parent organization and we will learn from each other and learn together. We are excited to share best practices and uncover new best practices.

4.	What other benefits will we realize as a result of greater size and scale?

•	We didn’t do this merger simply for the sake of getting bigger. Merging with Strayer will increase our resources, investment capacity and capabilities to serve learners while allowing us to combine our shared knowledge bases.

•	We believe we will be able to drive more growth to fuel investment together than we could separately.

•	The broader, more diversified product offering of the combined company will provide for a more balanced revenue mix.

•	We will share the combined capabilities of both organizations and the innovation they have developed to date. In addition, we will be able to get cost savings by consolidating executive and corporate functions, some marketing capabilities and IT operations.

•	With a strong, debt free balance sheet and enhanced cash flow, the company will be well-positioned to increase investment in key products and services and return capital to shareholders.

5.	When will the merger be finalized?

•	The merger still requires approvals from investors, the federal Department of Education, the Higher Learning Commission and certain state regulators. We anticipate all the approvals to be completed and the merger to be finalized by the summer of 2018.

6.	Is there risk we won’t receive all the necessary regulatory and shareholder approvals?

•	We don’t take any of these approvals for granted. We must earn every approval and satisfy all of our stakeholders. We will respect their processes and work closely with all of our stakeholders along the way.

•	Shareholders and regulators will want to be confident in the soundness of the financial underpinnings of our merger and our ability to better serve our learners. We think we have a very compelling story to share.

•	Our shared reputation for integrity, innovation and outcomes places us on high ground in these conversations.

7.	What will the new company’s name be?

•	The new company’s name will be Strategic Education, Inc. The primary driver behind this decision is it will allow our combined company to keep STRA (Strayer’s current ticker symbol) as the new company’s ticker symbol on the NASDAQ.

8.	Where will the new parent company headquarters be located?

•	Following the merger closure, the corporate headquarters will move to Strayer’s headquarters outside of Washington D.C. in Herndon, Virginia.

•	Capella University’s headquarters will remain at Capella Tower in Minneapolis. Capella Tower will also be the headquarters for the combined company’s IT operations.

IMPACT TO LEARNERS

9.	What will the impact on our learners be?

•	In the near term, there will be no impact at all. We anticipate no disruption for our learners and we need everyone at Capella to ensure that they feel no disruption.

•	Over time, we believe we can work together with Strayer to provide learners with even better support and more diverse options in the future. As one example, in the future, both universities will work toward allowing students to seamlessly transfer credits between universities and expect to honor employer discounts from either institution.

IMPACT TO EMPLOYEES/FACULTY

10.	Will Capella employees or faculty lose their jobs? If so, who?

•	No positions will be impacted as a result of this merger until after the merger is closed in the summer of 2018.

•	No faculty or academic leadership jobs will be impacted.

•	Once the merger is finalized in the summer of 2018, we will both gain and lose positions in Minneapolis.

•	We will gain jobs in IT and OPUX.

•	We will lose some jobs in enterprise functions such as Finance, Human Resources, Legal and Public Affairs/Communications which will primarily be headquartered in Virginia. Again, no positions will be impacted as a result of this merger until after the merger is closed in the summer of 2018.

•	Between Capella and Strayer combined, we anticipate that following completion of the merger there will be a total of approximately 300 hundred jobs impacted over time in areas of duplication. Some of these positions will be impacted through attrition.

•	At this time, we do not foresee significant job eliminations beyond the four departments referenced above.

•	Hackbright, DevMountain, Capella Learning Solutions and Sophia will not be immediately impacted by this merger. Following completion of the merger, they will be part of a new innovation unit of the combined company.

11.	When will I be notified if my job is being eliminated?

•	No reporting relationships will change nor will any positions be eliminated as a result of this merger until the merger is closed in the summer of 2018.

•	For each function, there will be a process to define the integration plan for that area. While we cannot initiate the integration until the merger is finalized, we will use the time between now and closing to prepare detailed plans, which will define the combined organization and the timeline for the transition to the integration goals. Employees in the impacted areas will be communicated with as the process unfolds.

12.	What will happen to those people who lose their jobs?

•	Any individual whose position is eliminated as a result of this merger will receive a minimum of three and a maximum of six months of separation pay depending on years of service.

•	In addition, they will receive continuation of the Capella portion of the healthcare benefits for six months for those that elect to continue their coverages under COBRA. COBRA coverage at the employees expense will be available for an additional [12] months. We will also provide outplacement support.

13.	Will our benefits change before or after the merger is finalized?

•	Our benefit year runs August 1st through July 31st, and there will be no change before then. While subject to change, our current plan is to renew our benefits contracts through December 31st. This would require a new open enrollment this summer, and rates would be adjusted effective August 1st as a result of the new contract. As you will recall, this is our normal cycle for open enrollment and rate adjustments.

•	We cannot yet say what benefit changes are possible after 2018, but there has been a commitment to ensure a competitive benefits package that includes health and dental coverage and 401K program with a company match.

14.	Will my day-to-day responsibilities change as a result of this announcement?

•	No. Your day-to-day responsibilities will not change. Our programs, platforms and priorities are not changing. We will continue to keep our focus on serving learners and innovation.

•	Before the merger closes, integration teams from both companies will be working together to plan for the integration that will occur after the closing, and depending on your role, you may be asked to participant in that process.

15.	What is the impact on Together for Good?

•	Full speed ahead! Together for Good is an important cultural touchstone for Capella. We hope this can be Together for Good’s best year.

IMPACT TO EXECUTIVE LEADERSHIP & CAPELLA OPERATIONS

16.	What will happen with the company’s current leadership?

•	Until finalization of the merger next summer, nothing will change with the current leadership team.

•	Before and after the merger, we are planning for the University’s academic leadership team to remain in place, with Dick Senese as University President reporting to Andy Watt.

•	Following the merger, Kevin Gilligan will become Vice Chairman of the new company and Steve Polacek will lead the integration of the combined organization. These roles are not permanent and are expected to last 12-18 months after the closing.

•	Loren Brown will lead the combined IT function for both merged companies, which will be based in Minneapolis.

•	Upon finalization of the merger and during the integration, it is anticipated that Pete Ramstad (HR), Renee Jackson (Legal) and Mike Buttry (Public Affairs) will leave their positions, as leadership roles for these key executive functions will be in Virginia. However, key components of each of these functions will be retained in Minneapolis.

17.	What does this mean for our Job Ready Skills Businesses?

•	We still believe strongly in the strategic alignment and opportunity represented by Hackbright, DevMountain and Capella Learning Solutions.

•	Along with Strayer’s New York Code + Design Academy (NYCDA), they will make up a separate segment of the combined business. As in other areas of this merger, we will look for opportunities to strengthen these offerings through shared experience and capabilities.

•	We believe in the potential of the non-degree solutions to provide the most direct path between learning and employment and we’ll continue to develop these solutions if we believe they can be supported with an enduring business model.

Planning for 2018

18.	How will this merger impact our planning for next year?

•	2018 planning will proceed as planned. This merger will not impact our operating plan for next year.

•	As Kevin has discussed in town hall meetings, our plan for next year is going to be conservative around cost and expenses. As a result, it is possible there could be job impacts before the end of the year in selected areas as a result of this planning, independent of the merger. These would not be large in number but we want to be transparent about the possibility.

•	We have to keep running Capella at the top of our game in the interest of our learners and partners.

MERGER DETAILS

19.	Who is in charge?

•	Today, it’s exactly the same as it was before. Kevin Gilligan is Capella’s CEO and will remain in his role until the merger closes.

•	Upon closing of the merger next summer, Karl McDonnell, current Strayer CEO, will be the new company’s CEO and Kevin Gilligan will become the new company’s Vice Chairman for a period of transition.

•	Steve Polacek will lead the integration teams for both Capella and Strayer, and will report to Karl.

20.	What is the general sequence/timeline of merger approvals leading to close?

•	Both public company boards have approved the merger and both university boards are supportive of the transaction.

•	Now, investors need to approve our merger. That will likely happen in the first quarter of 2018.

•	Next, the federal Department of Education must approve the merger.

•	Finally, the Higher Learning Commission must approve our merger. We anticipate having all the approvals completed and the merger to be finalized by the summer of 2018. There will be additional state-level approvals required throughout the process.

ABOUT STRAYER

21.	What can you tell us about Strayer?

•	Strayer is a U.S.-based private, for-profit higher education institution. It has roughly 45,500 students at 75 campuses across 16 states and the District of Columbia. Online programs serve students across 50 states and 60 foreign countries.

•	Strayer has an undergraduate focus, deep expertise in video/simulation/content creation, on-ground presence and close relationships with employers.

•	They have a 125 year history of educating working adults.

22.	What is the Strayer culture like?

•	The Strayer team shares a similar set of values with us. We are both built on a foundation of integrity, innovation and outcomes. We will not sacrifice on these foundational values and we will not hesitate to make hard choices that are in the interest of our future and our ability to deliver on our mission.

•	Neither side would have agreed to this merger if we didn’t feel like we had a cultural alignment.

23.	What can you say about Strayer’s CEO Karl McDonnell?

•	Karl has been the President of Strayer Education since 2006, and the CEO since 2013.

•	Karl is an experienced leader having been in senior roles in multiple Fortune 100 companies, including Disney.

•	He has a passion for adult education and shares a commitment to our mission.

•	Karl is going to be holding one-on-one meetings with key leaders at Capella and getting to know us over the coming weeks and months.

MISCELLANEOUS

24.	Will we remain in Capella Tower?

•	Yes. Capella University’s headquarters will remain at Capella Tower in Minneapolis. Capella Tower will also be the headquarters for the combined company’s IT operations.

25.	What do I do if someone from the media contacts me to comment on this merger?

•	All media request go to Mike Buttry. You can reach him at mike.buttry@capella.edu or on his cell at 612-202-0436. He is the only authorized spokesperson for Capella.

26.	Where can I get more information?

•	We are committed to keeping you updated as we have more information to share.

•	Please continue to check in with your leaders as you have questions.

•	We have also created a SharePoint site with information on the merger that can be accessed here. If you’re working offsite, you’ll need to access the site via Citrix (http://remote.capella.edu). For help connecting to Citrix, review the Citrix Remote Access guide on Stella or on Faculty iGuide under support. For questions not covered by the materials on the site please email MergerQA@share.capella.edu.

27.	Is there someone I can talk to confidentially about this?

•	First, we want everyone to feel comfortable speaking with their direct leader. HR Business partners and generalists are always available to talk to you.

•	Additionally, counselors are available to assist you at WorkLife Matters, our Employee Assistance Program, 24 hours a day, 7 days a week. They can be reached at 1-800-386-7055.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.